UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (333-228465).

 On March 29, 2021, Ability Inc. (the “Company”) filed with the Tel-Aviv Stock Exchange (the “TASE”) an annual and periodic report including the Company’s consolidated financial statements as of December 31, 2020 and for three year period then ended. The Company hereby furnishes an unofficial English translation of such filing, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1	Unofficial translation to English of the 2020 annual and periodic report filed with the TASE

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: April 1, 2021	By:	/s/ Evyatar Cohen
Evyatar Cohen
Chief Financial Officer

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